

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 11, 2010

Mr. Alan S. Mayne
Chief Financial Officer
Harry Winston Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON
Canada M5W 4T9

> **Re:** **Harry Winston Diamond Corporation**
> **Form 40-F for the Fiscal Year Ended January 31, 2009**
> **Filed April 23, 2009**
> **Response letter dated February 5, 2010**
> **File No. 001-33838**

Dear Mr. Mayne:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended January 31, 2009

Exhibit 99.7

Differences between Canadian and United States Generally Accepted Accounting Principles

(a) Mining Assets

1.   We note your response to prior comment 7 clarifying that all pre-1999 mineral property costs capitalized for Canadian GAAP were fully expensed under US GAAP in the fiscal year ended January 31, 2000. Given your representation, we believe that it would be helpful to modify your disclosure in future filings to more clearly describe the GAAP differences shown for your mining assets.

For example, we expect that you could replace the discussion about 1999 with language clarifying that under U.S. GAAP the costs of acquiring mineral rights, and the costs of developing proven and probable reserves (as defined in Industry Guide 7) are both capitalized. Since we would not expect a Canadian/U.S. GAAP difference for either acquisition or development costs, we believe you would be attributing your GAAP difference to costs that were capitalized under Canadian GAAP but which are expensed as exploration costs under U.S. GAAP. Finally, please ensure that your characterization of exploration costs and development costs under U.S. GAAP are correlated with your reserve findings.

Please submit the revisions that you propose to address these concerns.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

 You may contact Joanna Lam at (202) 551-3476, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Mike Karney at (202) 551-3847 or me at (202) 551-3745 with any other questions.

Sincerely,

 H. Roger Schwall
Assistant Director